FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549






                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940.














                             NVEST COMPANIES TRUST I
                            Exact Name of Registrant

                            Notification of Election

     Nvest Companies Trust I (the "Trust"), a registered open-end investment company, hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   Signature

     Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Trust has caused this Notification of Election to be duly executed on its behalf in the city of Boston and the state of Massachusetts on the 14th day of September, 2000.

                                                  NVEST COMPANIES TRUST I


                                                  By:  /s/  JOHN T. HAILER
                                                            John T. Hailer
                                                            President

Attest:  /s/   JAMES M. WALL
Name:          James M. Wall
Title:         Assistant Secretary